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Art 9-12

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02053296

VF 9-12-02

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED SEP 09 2002 PROCESSING WASH. D.C. 134 SECTION

SEC FILE NUMBER
8- 36060 ✓

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2001 (MM/DD/YY) AND ENDING 6/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tempo Securities Corporation ✓

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8180 Brecksville Road, Suite 200
(No. and Street)

Brecksville	Ohio	44141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis W. Zauszniewski — 440 838-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Dennis W. Zauszniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tempo Securities Corporation, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Sr VP/Treasurer

Title

Notary Public

ROBERT SHIFFRA, Notary Public
STATE OF OHIO
My commission has no expiration date

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
And Additional Information

Tempo Securities Corporation

For the Year Ended June 30, 2002
With Report of Independent Auditors

Tempo Securities Corporation
Financial Statements and Additional Information
For the Year Ended June 30, 2002

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report Of Independent Auditors

To The Board of Directors
Tempo Securities Corporation

We have audited the accompanying statement of financial condition of Tempo Securities Corporation, as of June 30, 2002, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tempo Securities Corporation as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
July 23, 2002

Tempo Securities Corporation
Statement of Financial Condition
June 30, 2002

Assets	
Current assets	
Cash	$17,326
Cash, segregated and restricted	10,000
Prepaid expenses	1,932
Commissions receivable, no allowance for doubtful accounts is deemed necessary	22,747
Total current assets	52,005
Deposits	800
Total assets	$52,805
Liabilities and stockholder's equity	
Current liabilities	
Commissions payable	$16,919
Accounts payable, trade	42
Regulatory fees payable	5,226
Payroll taxes payable	20
Total current liabilities	22,207
Stockholder's equity	
Common shares, no par value; authorized 750 shares, issued and outstanding 600 shares, at stated value	30,000
Retained earnings	598
Total stockholder's equity	30,598
Total liabilities and stockholder's equity	$52,805

The accompanying notes are an integral part of these financial statements

Tempo Securities Corporation
Statement of Income
For The Year Ended June 30, 2002

Revenues	
Commissions	$344,480
Interest	229
Other Income	2,300
Total revenues	347,009
Expenses	
Commissions and other compensation	272,741
Clearing charges	29,757
Employee benefits	6,964
Brokerage fees	6,173
Professional fees	4,000
Occupancy	11,287
Quotes	5,271
Taxes, other than federal income tax	7,840
Other operating expenses	3,498
Total expenses	347,531
Income (loss) before federal income tax	(522)
Federal income tax	0
Net income (loss)	$ (522)

The accompanying notes are an integral part of these financial statements

Tempo Securities Corporation
Statement of Stockholder's Equity
For The Year Ended June 30, 2002

	Common Shares		
	Shares	Amount	Retained Earnings
Beginning Balances	600	$30,000	$1,120
Additional Paid-In Capital			
Net Income (Loss)	___	___	(522)
Ending Balances	600	$30,000	$ 598

The accompanying notes are an integral part of these financial statements

Tempo Securities Corporation
Statement of Cash Flows
For The Year Ended June 30, 2002

Cash flows from operating activities	
Net income (loss)	$ (522)
Adjustments to reconcile net income to net cash provided by operating activities:	0
(Increase) decrease in:	
Commissions receivable	9,930
Prepaid expenses	(193)
Deposits	(30)
Increase (decrease) in:	
Accounts payable	757
Commissions payable	(7,672)
Payroll taxes payable	20
Net cash provided (used) by operating activities	2,290
Cash flows from investing activities	
Net cash provided (used) by investing activities	0
Cash flows from financing activities	
Net cash provided (used) by financing activities	0
Increase (decrease) in cash	2,290
Unrestricted cash at beginning of year	15,036
Unrestricted cash at end of year	$17,326

Interest paid $0; Income taxes paid $0.

The accompanying notes are an integral part of these financial statements

Tempo Securities Corporation
Notes to Financial Statements
For The Year Ended June 30, 2002

Note A – Summary of Significant Accounting Policies

Business

Tempo Securities Corporation (the "Company") is a securities broker-dealer registered with the Securities Exchange Commission and incorporated on May 2, 1986 in the State of Ohio for the purpose of selling investment securities. The Company derives substantially all its revenue from commissions on sales of securities, investment funds, and annuities to customers throughout the state of Ohio.

Commission revenues and expenses are accrued on a trade date basis. All securities transactions are executed on a fully-disclosed basis, and non-mutual fund transactions are cleared through other brokers.

The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable to deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Segregated Cash

The segregated and restricted cash is $10,000 on deposit with the clearing brokerage firm.

Tempo Securities Corporation
Notes to Financial Statements (Cont'd)
For The Year Ended June 30, 2002

Note C - Lease Commitments

The company leases office space from June 1, 2001 through May 31, 2004 for $9,600 per year. Future minimum payments for the next five years follow:

June 30,	
2003	$9,600
2004	$8,800
2005	$ 0
2006	$ 0
2007	$ 0

Note D - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2002, the Company had net capital of $22,186 which was $17,186 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.00 to 1.

Note E - Income Taxes

The Company has a net operating loss carryforward of $2,031 which will begin to expire in 2020. A deferred tax asset has not been recognized due to the uncertainty of its realization.

Note F – Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the company has to purchase or sell the financial instrument underlying the contract at a loss.

Note G – Employee Benefit Plan

The Company provides a SAR-SEP plan to all employees and has not made a company contribution to the plan.

Additional Information

Schedule I

Tempo Securities Corporation
Computation of Net Capital
June 30, 2002

Computation of net capital	
Total stockholder's equity qualified for net capital	$30,598
Deductions and/or charges - non-allowable assets:	
Receivables	(5,680)
Prepaid expenses	(1,932)
Deposits	(800)
Net capital before haircuts	$22,186
Haircuts	0
Net capital	$22,186
Computation of basic net capital requirement	
Minimum net capital requirements:	
6.67% x $22,207	$ 1,480
Minimum dollar requirement	$ 5,000
Net requirement	$ 5,000
Excess net capital at 1,500%	$17,186
Excess net capital at 1,000%	$19,965
Ratio: Aggregate indebtedness to net capital	1 to 1
Computation of aggregate indebtedness	
Accounts payable	$ 5,268
Accrued commissions	16,919
Payroll taxes payable	20
Total aggregate indebtedness	$22,207

Tempo Securities Corporation
Statement Pursuant to Rule 17a-5(d)(4)
June 30, 2002

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2002 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	June 30, 2002
Net capital, as reported in company's form X-17a-5, Part IIA	$22,186
Net audit adjustments	0
Net capital, as reported in Schedule I	$22,186

Inasmuch as Tempo Securities Corporation is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemen's Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
Tempo Securities Corporation

In planning and performing our audit of the financial statements of Tempo Securities Corporation for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above,

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
July 23, 2002